UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For January 31, 2023

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
NYSE share code: HMY
(“Harmony” and/or “the Company”)

HARMONY INCLUDED IN THE 2023 BLOOMBERG GENDER-EQUALITY INDEX FOR FIFTH CONSECUTIVE YEAR

Johannesburg. Tuesday, 31 January 2023. Harmony is pleased to announce that it has been included in the 2023 Bloomberg Gender-Equality Index (GEI) for the fifth consecutive year.

The Bloomberg GEI is a modified market capitalisation-weighted index that tracks the performance of public companies committed to transparency in gender-data reporting.

To measure gender equality, the reporting framework applied over 70 metrics across these five pillars:
•leadership and talent pipeline
•equal pay and gender pay parity
•inclusive culture
•anti-sexual harassment policies
•external brand

“Harmony’s inclusion in the Bloomberg GEI reflects our culture of gender equality, inclusivity and diversity. It also highlights our commitment to addressing this important social component of our business through transparent reporting and disclosure of our social data. In line with our commitment to ‘Mining with Purpose’, Harmony will continue to provide an inclusive work environment, which fosters gender diversity, and treats and rewards all our employees fairly and with respect,” said Peter Steenkamp, Harmony CEO.

For more details contact:
Jared Coetzer
Head of Investor Relations
+27 (0) 82 746 4120 (mobile)

31 January 2023

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: January 31, 2023	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director